                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*
                                             --

                             ALBERTO-CULVER COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 CLASS A COMMON STOCK, $.22 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    013068200
                    -----------------------------------------
                                 (CUSIP Number)

Marshall E. Eisenberg                          Howard B. Bernick (708) 450-3400
NEAL, GERBER & EISENBERG                       2525 Armitage Avenue
Two North LaSalle Street, Suite 2200           Melrose Park, Illinois  60160
Chicago, Illinois  60602                       (708) 450-3051
(312) 269-8020
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 2, 2001
                        --------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 5 Pages

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------------------------                                       -----------------
CUSIP NO. 013068200                       13D                  Page 2 of 5 Pages
------------------------                                       -----------------

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     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Howard B. Bernick
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *           (a)[_]
                                                                          (b)[X]
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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS *
                      Not applicable.   (See Item 3 below.)
--------------------------------------------------------------------------------

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) OR 2(e)                                              [_]
-------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                      U.S. Citizen
--------------------------------------------------------------------------------

            NUMBER                 7      SOLE VOTING POWER

          OF SHARES                            939,308**
                                   ---------------------------------------------
         BENEFICIALLY
                                   8      SHARED VOTING POWER
           OWNED BY
                                               159,410**
             EACH                  ---------------------------------------------

          REPORTING                9      SOLE DISPOSITIVE POWER

            PERSON                              939,308**
                                   ---------------------------------------------
             WITH
                                   10     SHARED DISPOSITIVE POWER

                                                159,410**
--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      1,098,718**
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]

             Excluded are 1,046,714 Class A shares (including options exercisable within 60 days to acquire 263,844 Class A shares) and 7,014,432 Class B shares (including 8,330 Class B shares held as a participant in the Alberto Culver Employees' Profit Sharing Plan (the "Profit Sharing Plan")) which are held by Bernick's spouse (Carol L. Bernick) either directly, as trustee or co-trustee of trusts, or as a director and officer of the Lavin Family Foundation. Bernick disclaims beneficial ownership of such shares.

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                      4.58%**
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON *
                      IN
--------------------------------------------------------------------------------


* SEE INSTRUCTIONS

** Includes shares of Class B Common Stock, $.22 par value per share ("Class B shares"), which are immediately convertible at the holder's option on a share-for-share basis into Class A shares.

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-------------------                                            -----------------
CUSIP NO. 013068200                   13D                      Page 3 of 5 Pages
-------------------                                            -----------------


Item 1.  Security and Issuer.

         Title of Class of Securities:      Class A Common Stock, $.22 par value
                                            per share (the "Class A shares")

         Name and Address of Issuer:        Alberto-Culver Company (the
                                            "Company")
                                            2525 Armitage Avenue
                                            Melrose Park, IL  60160

Item 2.  Identity and Background.

         (a)    Name of Person Filing:      Howard B. Bernick ("Bernick")

         (b)    Address:                    2525 Armitage Avenue
                                            Melrose Park, IL  60160

         (c)    Principal Business:         (1)      Bernick, an individual,
                                                     is a Director, President
                                                     and Chief Executive
                                                     Officer of the Company.

         (d)    Prior Criminal Convictions: None

         (e)    Prior Civil Proceedings
                With Respect to Federal or  None
                State Securities Laws:

         (f)    Citizenship/Organization:   (1)      U.S. Citizen

Item 3.  Source and Amount of Funds or Other Consideration.

         On November 2, 2001, pursuant to the terms of the Alberto-Culver Company Employee Stock Option Plan, Bernick exercised options to purchase 679,100 Class A shares and delivered 411,318 Class B shares in payment of the exercise price and applicable withholding taxes.

Item 4.  Purpose of Transaction.

         See Item 3 above.

Item 5.  Interest in Securities of the Issuer.

         (a) (i) Amount of Class A Shares Beneficially Owned: 1,098,718 shares total: 839,100 Class A shares and 88,682 Class B shares held directly; 35,000 Class A shares and 71,400 Class B shares held by the Bernick Family Foundation (a charitable foundation); 11,526 Class B shares held as a participant in the Profit Sharing Plan; and 5,100 Class A shares and 47,910 Class B shares held as one of three trustees of the Carol L. Bernick Investment Trust, u/a/d 7/7/97, fbo his children (the "Investment Trust").

              (ii) Percentage of Class A Shares Beneficially Owned: 4.58% total:
                   3.89% directly; .45% by the Bernick Family Foundation; .05% as a participant in the Profit Sharing Plan; and .22% as co-trustee of the Investment Trust (based on 23,761,341 Class A shares outstanding as of June 30, 2001). **

              ** Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, these calculations assume that all Class B shares beneficially owned by Bernick have been converted into Class A shares.

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-------------------                                           -----------------
CUSIP NO. 013068200                    13D                    Page 4 of 5 Pages
-------------------                                           -----------------

(b)       Number of Shares as to Which Such Person Has:

          (i)      Sole power to vote:                         939,308
          (ii)     Shared power to vote:                       159,410/1/
          (iii)    Sole power to dispose:                      939,308
          (iv)     Shared power to dispose:                    159,410/1/

An additional 1,046,714 Class A shares (including options exercisable within 60 days to acquire 263,844 Class A shares) and 7,014,432 Class B shares (including 8,330 Class B shares held as a participant in the Profit Sharing Plan) are held by Bernick's spouse either directly, as trustee or co-trustee of trusts, or as a director and officer of the Lavin Family Foundation. Bernick disclaims beneficial ownership of such shares and they are not included above.

1/ Bernick, in his capacity as co-trustee of the Investment Trust, shares the power to vote and dispose of 5,100 Class A shares and 47,910 Class B shares held by the Investment Trust with Marshall E. Eisenberg and Rachel Nisker; and Bernick shares the power to vote and dispose of 35,000 Class A shares and 71,400 Class B shares held by the Bernick Family Foundation with Carol L. Bernick and Mr. Eisenberg. Certain information regarding Mr. Eisenberg, Ms. Nisker and Mrs. Bernick is presented below:


       (i)   Name of Person:     (1) Marshall E. Eisenberg
                                 (2) Rachel Nisker
                                 (3) Carol L. Bernick

       (ii)  Address:            (1) Neal, Gerber & Eisenberg
                                     Two North LaSalle St., Suite 2200
                                     Chicago, Illinois 60602

                                 (2) 65 Strathearn Road
                                     Toronto, Ontario, Canada
                                     M6C1R5

                                 (3) 2525 Armitage Avenue
                                     Melrose Park, Illinois 60160-1163

       (iii) Principal Business: (1) Marshall E. Eisenberg, an individual, is an attorney and a partner in the
                                     law firm,  Neal,  Gerber &
                                     Eisenberg, Chicago, Illinois.

                                 (2) Rachel Nisker, an individual, is
                                     unemployed.

                                 (3) Carol L. Bernick, an individual, is
                                     a Director, Vice Chairman and
                                     Assistant Secretary of the Company,
                                     and President of Alberto-Culver
                                     North America, a division of the
                                     Company.


       (iv)  Prior Criminal
             Convictions:        (1-3)    None.

       (v)   Prior Civil
             Proceedings
             with Respect
             to Federal
             or State Securities
             Laws:               (1-3)    None.

       (vi)  Citizenship:        (1)      U.S. Citizen
                                 (2)      Canadian Citizen
                                 (3)      U.S. Citizen

-------------------                                            -----------------
CUSIP NO. 013068200                   13D                      Page 5 of 5 Pages
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         (c)      See Item 3 above.

         (d)      None.

         (e)      November 2, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.

Item 7.           Material to be Filed as Exhibits.

                  None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 7, 2001

Signature:           /s/ Howard B. Bernick
                  ----------------------------------------------

Name/Title:       Howard B. Bernick, individually, and
                  as co-trustee of a trust for the benefit of his children.